EXHIBIT 99.1

Precision Drilling Announces 2024 First Quarter Unaudited Financial Results

CALGARY, Alberta, April 25, 2024 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies, see “Financial Measures and Ratios” later in this news release.

Financial Highlights

  Revenue was $528 million compared to $559 million in the first quarter of 2023 with the decrease mainly attributable to lower U.S. activity.
  Adjusted EBITDA(1) was $143 million and included share-based compensation charges of $23 million as our share price increased 27% in the first quarter. By comparison, Adjusted EBITDA in the first quarter of 2023 was $203 million and included a $12 million recovery as our share price decreased 33% in the first quarter of 2023.
  Net earnings were $37 million or $2.53/share compared to $96 million or $7.02/share in the first quarter of 2023.
  Completion and Production Services revenue and Adjusted EBITDA were $87 million and $19 million, respectively, compared with $75 million and $17 million in the same quarter last year.
  Cash from operations was $66 million compared to $28 million in the comparative quarter.
  Share repurchases were $10 million compared to $5 million in the first quarter of 2023.
  Capital expenditures were $56 million compared to $51 million in the first quarter of 2023.
  Precision remains on track to reduce debt between $150 million and $200 million in 2024 and return between 25% and 35% of free cash flow to shareholders in 2024.

Operational Highlights

  Canada averaged 73 active drilling rigs, compared to 69 for the first quarter of 2023.
  Canadian revenue per utilization day was $35,596 compared to $32,304 in the same period last year.
  U.S. averaged 38 active drilling rigs compared to 60 for the first quarter of 2023.
  U.S. revenue per utilization day was US$32,867 compared to US$34,963 in the same quarter last year.
  International averaged eight active drilling rigs, with revenue per utilization day of US$52,808 compared to US$51,753 in the first quarter of 2023.
  Service rig operating hours totaled 74,505, a 28% increase as compared with the same quarter last year driven by the CWC Energy Services (CWC) acquisition in late 2023.

  (1) See “FINANCIAL MEASURES AND RATIOS.”

MANAGEMENT COMMENTARY

“Precision had an impressive start to 2024 and we expect to build on this momentum throughout the year. Our Canadian drilling operations, international business, and completion and production services all outperformed during the first quarter and we more than doubled our cash from operations compared to the same period last year. We continued to focus on shareholder returns and repurchased $10 million of common shares in the first quarter. We remain firmly committed to repaying debt between $150 million and $200 million in 2024 and allocating 25% to 35% of our free cash flow to share buybacks.

“Our Canadian drilling business exceeded expectations in the first quarter as our Super Series rigs, AlphaTM technologies, EverGreenTM products, and dedicated crews continued to deliver High Performance, High Value services to our customers. Precision had 73 rigs active in the first quarter, representing a 6% increase over the same period last year while industry activity was 6% lower. With strong demand for our Super Series rigs and AlphaTM and EverGreenTM products that provide improved performance and efficiencies, we grew average day rates to $35,596. As the Trans Mountain pipeline expansion begins operating, followed by start-up activities of LNG Canada, we expect customer demand for our Super Series rigs to remain robust and support strong utilization well into 2025.

“In the U.S., even with industry activity down nearly 20% in the first quarter compared to the same period last year, we remain focused on returns. Our day rates averaged US$32,867 and we generated daily operating margins of $11,148(2). While U.S. drilling activity continues to be influenced by weak natural gas prices and merger and acquisition activity, we believe the long-term fundamentals are positive due to growing global oil demand, decreasing inventory of drilled but uncompleted wells, and the next wave of Gulf Coast LNG facilities projected to start-up in late 2024 and 2025.

“Internationally, following rig reactivations in 2023, we have eight active rigs, which generated revenue of US$38 million in the first quarter compared to US$22 million one year ago. These eight rigs are active in Kuwait and Saudi Arabia under five-year contracts, which provide stable and predictable cash flow that stretches into 2028.

“With the successful acquisition of CWC in late 2023, Precision solidified its position as Canada’s leading provider of high-quality and reliable well services. In the first quarter, we increased our well service hours 28% and grew Adjusted EBITDA to $19 million. The outlook for this business remains positive as the Trans Mountain pipeline expansion is expected to drive more oil service related activity, while increased regulatory spending requirements is expected to result in more abandonment work.

“As shown by our first quarter results and positive outlook, we expect sustained free cash flow to be a feature of the business and will continue to assess the best route to enhance shareholder returns. We currently believe this will be a function of achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of less than 1.0 times, while increasing direct capital returns to shareholders towards 50%. I would like to thank the Precision team for their hard work and dedication to our High Performance, High Value strategy and look forward to a great year ahead and generating value for our shareholders," stated Kevin Neveu, Precision’s President and CEO.

(1) See “FINANCIAL MEASURES AND RATIOS.”
(2) Defined as Revenue per utilization day less Operating costs per utilization day.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	% Change
Revenue	527,788	558,607	(5.5)
Adjusted EBITDA(1)	143,149	203,219	(29.6)
Net earnings	36,516	95,830	(61.9)
Cash provided by operations	65,543	28,356	131.1
Funds provided by operations(1)	117,765	159,653	(26.2)

Cash used in investing activities	75,237	78,817	(4.5)
Capital spending by spend category(1)
Expansion and upgrade	14,370	16,345	(12.1)
Maintenance and infrastructure	41,157	34,450	19.5
Proceeds on sale	(5,186)	(7,765)	(33.2)
Net capital spending(1)	50,341	43,030	17.0

Net earnings per share:
Basic	2.53	7.02	(64.0)
Diluted	2.53	5.57	(54.6)
Weighted average shares outstanding:
Basic	14,407	13,648	5.6
Diluted	14,410	14,839	(2.9)

(1) See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended March 31,
	2024	2023	% Change
Contract drilling rig fleet	214	225	(4.9)
Drilling rig utilization days:
U.S.	3,453	5,382	(35.8)
Canada	6,617	6,168	7.3
International	728	433	68.1
Revenue per utilization day:
U.S. (US$)	32,867	34,963	(6.0)
Canada (Cdn$)	35,596	32,304	10.2
International (US$)	52,808	51,753	2.0
Operating costs per utilization day:
U.S. (US$)	21,719	20,271	7.1
Canada (Cdn$)	19,959	18,746	6.5

Service rig fleet	183	118	55.1
Service rig operating hours	74,505	58,341	27.7

Drilling Activity

	Average for the quarter ended 2023				Average for the quarter ended 2024
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count(1):
U.S.	60	51	41	45	38
Canada	69	42	57	64	73
International	5	5	6	8	8
Total	134	98	104	117	119

(1) Average number of drilling rigs working or moving.

Summary for the three months ended March 31, 2024:

  Revenue decreased to $528 million compared with $559 million in the first quarter of 2023 as a result of lower U.S. activity and day rates, partially offset by higher Canadian and international activity and day rates.
  Adjusted EBITDA was $143 million as compared with $203 million in 2023. Our lower 2024 Adjusted EBITDA was primarily the result of lower U.S. activity and day rates and increased share-based compensation charges, partially offset by increased Canadian and international activity and day rates. Share-based compensation was $23 million as compared to a recovery of $12 million in 2023. Please refer to “Other Items” later in this news release for additional information on share-based compensation.
  Adjusted EBITDA as a percentage of revenue was 27% as compared with 36% in 2023.
  U.S. revenue per utilization day was US$32,867 compared with US$34,963 in 2023. The decrease was primarily the result of lower fleet average day rates and lower turnkey revenue, offset by higher recoverable costs. We did not recognize revenue from idle but contracted rigs and turnkey projects as compared with US$1 million and US$7 million, respectively in 2023. Revenue per utilization day, excluding the impact of idle but contracted rigs and turnkey activity was US$32,867, compared to US$33,721 in 2023, a decrease of US$854 or 3%. Revenue per utilization day, excluding idle but contracted rigs, was consistent with the fourth quarter of 2023.
  U.S. operating costs per utilization day increased to US$21,719 compared with US$20,271 in 2023. The increase is mainly due to higher recoverable costs, fixed costs spread over lower activity and higher repairs and maintenance, partially offset by lower turnkey costs. U.S. operating costs per utilization day, excluding turnkey, was US$21,719 compared with US$19,421 in 2023. Sequentially, excluding the impact of turnkey activity, operating costs per utilization day increased US$704.
  Canadian revenue per utilization day was $35,596 compared with $32,304 in 2023. The increase was a result of higher average day rates and recoverable costs. Sequentially, revenue per utilization day increased $980 due to higher recoverable costs and increased boiler revenue.
  Canadian operating costs per utilization day increased to $19,959, compared with $18,746 in 2023, due to higher field wages and recoverable costs. Sequentially, daily operating costs increased $769 due to higher labour related costs, including burden and larger crew formations.
  We realized US$38 million of international contract drilling revenue compared with US$22 million in 2023.
  General and administrative expenses were $45 million as compared with $16 million in 2023. The increase was primarily due to higher share-based compensation charges.
  Net finance charges were $18 million, a decrease of $5 million compared with 2023 and was the result of lower outstanding long-term debt.
  Capital expenditures were $56 million compared with $51 million in 2023. Capital spending by spend category included $14 million for expansion and upgrades and $41 million for the maintenance of existing assets, infrastructure, and intangible assets.
  Income tax expense for the quarter was $13 million as compared with $18 million in 2023. During the first quarter, we continued to not recognize deferred tax assets on certain international operating losses.
  We generated cash from operations of $66 million, repurchased $10 million of our shares, and ended the quarter with $31 million of cash and more than $600 million of available liquidity.

OUTLOOK

The outlook for North America energy is positive as global demand continues to rise, while geopolitical issues continue to threaten supply. In Canada, the imminent start-up of the Trans Mountain pipeline expansion, followed by LNG Canada, will provide significant tidewater access for both Canadian crude and natural gas, supporting additional Canadian drilling activity. In the U.S., the next wave of LNG projects is expected to add approximately 12 bcf/d of export capacity over the next three years, supporting additional U.S. natural gas drilling activity.

In Canada, we currently have 48 rigs operating, ten more rigs than a year ago, and expect this trend to continue throughout spring break-up due to increasing year-round pad drilling in the Montney and heavy oil programs. Our Canadian fleet is in high demand and we expect customer demand for our Super Triple and Super Single pad capable fleets to exceed supply into 2025 with increased take away capacity.

In the U.S., we currently have 39 rigs operating as drilling activity continues to be influenced by weak natural gas prices and pending merger and acquisition transactions. We view these headwinds as short-term in nature and believe rig count could improve in the later part of 2024 with continued strong oil prices.

Internationally, we expect to have eight rigs running throughout all of 2024. This represents a 40% increase in activity compared to 2023, which should drive a 50% increase in our international earnings. We continue to bid our remaining idle rigs within the region and remain optimistic about our ability to secure additional rig activations.

As the premier well service provider in Canada, with size and scale, the outlook for this business is positive. We expect customer demand to increase with the start-up of the Trans Mountain pipeline expansion and increased regulatory spending requirements for well abandonments, supporting healthy activity and strong pricing into the foreseeable future.

We believe cost inflation is largely behind us and will continue to look for opportunities to lower costs.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at April 24, 2024. For those quarters ending after March 31, 2024, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at April 24, 2024	Average for the quarter ended 2023				Average	Average for the quarter ended 2024				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2023	Mar. 31	June 30	Sept. 30	Dec. 31	2024
Average rigs under term contract:
U.S.	40	37	32	28	34	20	17	13	8	15
Canada	19	23	23	23	22	24	21	20	20	21
International	4	5	7	7	6	8	8	7	7	8
Total	63	65	62	58	62	52	46	40	35	44

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change
Revenue	443,367	486,076	(8.8)
Expenses:
Operating	276,692	287,067	(3.6)
General and administrative	13,002	9,886	31.5
Adjusted EBITDA(1)	153,673	189,123	(18.7)
Adjusted EBITDA as a percentage of revenue(1)	34.7%	38.9%

(1) See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	38	602	60	744

(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	73	208	69	221

(1) Canadian operations only.
(2) Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change
Revenue	87,087	74,523	16.9
Expenses:
Operating	65,480	54,792	19.5
General and administrative	3,002	2,325	29.1
Adjusted EBITDA(1)	18,605	17,406	6.9
Adjusted EBITDA as a percentage of revenue(1)	21.4%	23.4%
Well servicing statistics:
Number of service rigs (end of period)	183	118	55.1
Service rig operating hours	74,505	58,341	27.7
Service rig operating hour utilization	50%	55%

(1) See “FINANCIAL MEASURES AND RATIOS.”

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2023 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Cash settled share-based incentive plans	21,759	(12,095)
Equity settled share-based incentive plans	875	480
Total share-based incentive compensation plan expense	22,634	(11,615)

Allocated:
Operating	5,252	(1,883)
General and Administrative	17,382	(9,732)

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2023 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at March 31, 2024, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Adjusted EBITDA by segment:
Contract Drilling Services	153,673	189,123
Completion and Production Services	18,605	17,406
Corporate and Other	(29,129)	(3,310)
Adjusted EBITDA	143,149	203,219
Depreciation and amortization	78,213	71,543
Gain on asset disposals	(3,237)	(9,276)
Foreign exchange	394	(483)
Finance charges	18,369	22,920
Loss (gain) on investments and other assets	(228)	4,230
Incomes taxes	13,122	18,455
Net earnings	36,516	95,830

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Capital spending by spend category
Expansion and upgrade	14,370	16,345
Maintenance, infrastructure and intangibles	41,157	34,450
	55,527	50,795
Proceeds on sale of property, plant and equipment	(5,186)	(7,765)
Net capital spending	50,341	43,030
Business acquisitions	—	28,000
Purchase of investments and other assets	—	55
Receipt of finance lease payments	(191)	—
Changes in non-cash working capital balances	25,087	7,732
Cash used in investing activities	75,237	78,817

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Current assets	499,640	510,881
Current liabilities	291,533	374,009
Working capital	208,107	136,872

Total Long-term Financial Liabilities	We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Total non-current liabilities	1,070,160	1,069,364
Deferred tax liabilities	64,032	73,515
Total long-term financial liabilities	1,006,128	995,849

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.
Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.
Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CHANGE IN ACCOUNTING POLICY

Precision adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. These amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024 and clarify requirements for determining whether a liability should be classified as current or non-current. Due to this change in accounting policy, there was a retrospective impact on the comparative Statement of Financial Position pertaining to the Corporation's deferred share unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least twelve months. As such, the liability is impacted by the revised policy. The following changes were made to the Statement of Financial Position:

  As of January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.
  As of December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The Corporation's other liabilities were not impacted by the amendments. The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2024;
  our capital expenditures, free cash flow allocation and debt reduction plans for 2024 through to 2026;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2024;
  the average number of term contracts in place for 2024;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  timing and amount of synergies realized from acquired drilling and well servicing assets;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2023, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2024	December 31, 2023(1)	January 1, 2023(1)
ASSETS
Current assets:
Cash	$30,948	$54,182	$21,587
Accounts receivable	432,674	421,427	413,925
Inventory	36,018	35,272	35,158
Total current assets	499,640	510,881	470,670
Non-current assets:
Income tax recoverable	696	682	1,602
Deferred tax assets	50,294	73,662	455
Property, plant and equipment	2,349,414	2,338,088	2,303,338
Intangibles	16,367	17,310	19,575
Right-of-use assets	65,625	63,438	60,032
Finance lease receivables	4,891	5,003	—
Investments and other assets	10,199	9,971	20,451
Total non-current assets	2,497,486	2,508,154	2,405,453
Total assets	$2,997,126	$3,019,035	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$266,298	$350,749	$404,350
Income taxes payable	3,782	3,026	2,991
Current portion of lease obligations	18,584	17,386	12,698
Current portion of long-term debt	2,869	2,848	2,287
Total current liabilities	291,533	374,009	422,326

Non-current liabilities:
Share-based compensation	5,942	16,755	47,836
Provisions and other	7,302	7,140	7,538
Lease obligations	57,742	57,124	52,978
Long-term debt	935,142	914,830	1,085,970
Deferred tax liabilities	64,032	73,515	28,946
Total non-current liabilities	1,070,160	1,069,364	1,223,268
Shareholders’ equity:
Shareholders’ capital	2,376,894	2,365,129	2,299,533
Contributed surplus	74,482	75,086	72,555
Deficit	(975,513)	(1,012,029)	(1,301,273)
Accumulated other comprehensive income	159,570	147,476	159,714
Total shareholders’ equity	1,635,433	1,575,662	1,230,529
Total liabilities and shareholders’ equity	$2,997,126	$3,019,035	$2,876,123

(1) Comparative period figures were restated due to a change in accounting policy. See "CHANGE IN ACCOUNTING POLICY."

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023

Revenue	$527,788	$558,607
Expenses:
Operating	339,506	339,867
General and administrative	45,133	15,521
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	143,149	203,219
Depreciation and amortization	78,213	71,543
Gain on asset disposals	(3,237)	(9,276)
Foreign exchange	394	(483)
Finance charges	18,369	22,920
Loss (gain) on investments and other assets	(228)	4,230
Earnings before income taxes	49,638	114,285
Income taxes:
Current	1,017	841
Deferred	12,105	17,614
	13,122	18,455
Net earnings	$36,516	$95,830
Net earnings per share:
Basic	$2.53	$7.02
Diluted	$2.53	$5.57

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Net earnings	$36,516	$95,830
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	32,253	(4,140)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(20,159)	2,673
Comprehensive income	$48,610	$94,363

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2024	2023
Cash provided by (used in):
Operations:
Net earnings	$36,516	$95,830
Adjustments for:
Long-term compensation plans	7,451	(4,117)
Depreciation and amortization	78,213	71,543
Gain on asset disposals	(3,237)	(9,276)
Foreign exchange	728	(502)
Finance charges	18,369	22,920
Income taxes	13,122	18,455
Loss (gain) on investments and other assets	(228)	4,230
Income taxes paid	(234)	(171)
Interest paid	(33,430)	(39,375)
Interest received	495	116
Funds provided by operations	117,765	159,653
Changes in non-cash working capital balances	(52,222)	(131,297)
Cash provided by operations	65,543	28,356

Investments:
Purchase of property, plant and equipment	(55,527)	(50,795)
Proceeds on sale of property, plant and equipment	5,186	7,765
Business acquisitions	—	(28,000)
Purchase of investments and other assets	—	(55)
Receipt of finance lease payments	191	—
Changes in non-cash working capital balances	(25,087)	(7,732)
Cash used in investing activities	(75,237)	(78,817)

Financing:
Issuance of long-term debt	—	139,049
Repayments of long-term debt	(716)	(61,344)
Repurchase of share capital	(10,081)	(4,993)
Lease payments	(3,200)	(1,961)
Cash used in financing activities	(13,997)	70,751

Effect of exchange rate changes on cash	457	(258)
Increase (decrease) in cash	(23,234)	20,032
Cash, beginning of period	54,182	21,587
Cash, end of period	$30,948	$41,619

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662
Net earnings for the period	—	—	—	36,516	36,516
Other comprehensive income for the period	—	—	12,094	—	12,094
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367
Share repurchases	(10,081)	—	—	—	(10,081)
Share-based compensation expense	—	875	—	—	875
Balance at March 31, 2024	$2,376,894	$74,482	$159,570	$(975,513)	$1,635,433

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings for the period	—	—	—	95,830	95,830
Other comprehensive loss for the period	—	—	(1,467)	—	(1,467)
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(4,993)	—	—	—	(4,993)
Share-based compensation expense	—	480	—	—	480
Balance at March 31, 2023	$2,313,746	$73,035	$158,247	$(1,205,443)	$1,339,585

2024 FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, April 25, 2024.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register.vevent.com/register/BIfbb4947b7fb84f509d7a52e0f86c196e

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/xwmz5zaw

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For further information about Precision, please visit our website or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com